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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                Amendment No. 2
                                 ---------------
                          CONCENTRA MANAGED CARE, INC.
                              (Name of the Issuer)

                   Welsh, Carson, Anderson & Stowe, VIII, L.P.
                            Yankee Acquisition Corp.
                                 John K. Carlyle
                              W. Tom Fogarty, M.D.
                               James M. Greenwood
                                Thomas E. Kiraly
                                Kenneth Loffredo
                               Richard A. Parr II
                                Daniel J. Thomas
                          Concentra Managed Care, Inc.
                      (Name of Person(s) Filing Statement)
                                 ---------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                 ---------------
                                    20589T103
                      (CUSIP Number of Class of Securities)
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                                 Paul B. Queally
                             Yankee Acquisition Corp
                 c/o Welsh, Carson, Anderson & Stowe VIII, L.P.
                                 320 Park Avenue
                            New York, New York 10022
                                 (212) 893-9500
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                                Daniel J. Thomas
                          Concentra Managed Care, Inc.
                                 312 Union Wharf
                           Boston, Massachusetts 02109
                                 (617) 367-2163
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                                 WITH COPIES TO:

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                             Robert A. Schwed, Esq.
                             Othon A. Prounis, Esq.
                           Reboul, MacMurray, Hewitt,
                                Maynard & Kristol
                              45 Rockefeller Plaza
                            New York, New York 10111
                                 (212) 841-5700
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                               Richard A. Parr II
                          Concentra Managed Care, Inc.
                               5080 Spectrum Drive
                              Suite 400, West Tower
                              Addison, Texas 75001
                                 (800) 232-3550
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                            Jeffrey A. Chapman, Esq.
                             Vinson & Elkins L.L.P.
                            3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2975
                                 (214) 220-7795
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a.       / X /    The  filing  of  solicitation  materials  or  an
                           information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities
                           Exchange Act of 1934.

         b.       /  /     The filing of a registration statement under the
                           Securities Act of 1933.

         c.       /  /     A tender offer.

         d.       /  /     None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                            CALCULATION OF FILING FEE
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  TRANSACTION VALUATION (1)                                AMOUNT OF FILING FEE
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  $  792,505,929.90                                        $  158,501.19
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/X/      Check box if any part of the fee is offset as provided by Rule  0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $158,501.19
Form or registration no.:  Schedule 14A - Preliminary
                           Proxy Statement

Filing Party:              Concentra Managed Care, Inc.
Dated filed:               March 31, 1999

         (1) For purposes of calculating the fee only. Assumes purchase of 47,294,074 shares of common stock, par value $.01 per share, of Concentra Managed Care, Inc. at $16.50 per share and the purchase of underlying options to purchase Common Stock for an aggregate of $12,153,708.90
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


                                EXPLANATORY NOTE


         The purpose of Amendment No. 2 to Concentra's Rule 13e-3 Transaction Statement is to file revised (d)(3), which is Amendment No. 4 to the proxy statement for the Special Meeting of Shareholders to approve the rule 13e-3 transaction.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.


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  EXHIBIT NO.                              DESCRIPTION
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  (a)(1)*             Commitment  Letter  dated  February  26,  1999 from  Chase
                      Securities Inc., The Chase Manhattan Bank, DLJ Capital Funding, Inc., Credit Suisse First Boston and Fleet National Bank.
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  (a)(2)*             Letter  dated   February  24,  1999  from  Chase   Capital
                      Partners.
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  (a)(3)*             Letter dated March 1, 1999 from WCAS Capital Partners III,
                      L.P.
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  (b)(1)              Opinion of BT Alex. Brown Incorporated dated March 2, 1999
                      (included   as  Appendix  B  to  the   Preliminary   Proxy
                      Statement, which is filed herewith as Exhibit (d)(3)).
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  (b)(2)*             Financial Analysis Presentation  materials  prepared by BT
                      Alex. Brown Incorporated in connection with its opinion dated March 2, 1999 to Concentra's board of directors and special committee.
 ------------------------------------------------------------------------------
  (c)(1) Agreement and Plan of Merger dated as of March 24, 1999 by and between Yankee
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


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  EXHIBIT NO.                              DESCRIPTION
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      Acquisition   Corp.  and  Concentra   Managed  Care,  Inc.
                      (included   as  Appendix  A  to  the   Preliminary   Proxy
                      Statement, which is filed herewith as Exhibit (d)(3)).
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  (c)(2)*             Contribution Letter dated March 24, 1999 by Welsh, Carson,
                      Anderson & Stowe VIII, L.P.
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  (c)(3)*             Stock Subscription Agreement dated as of March 24, 1999 by
                      Ferrer Freeman Thompson & Co. on behalf of Health Care Capital Partners L.P. and on behalf of Health Care Executive Partners and Yankee Acquisition Corp.
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  (d)(1)              Letter to Stockholders  (included in the Preliminary Proxy
                      Statement, which is filed herewith as Exhibit (d)(3)).
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  (d)(2)              Notice of Special Meeting of Stockholders (included in the
                      Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
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  (d)(3)              Amendment No. 4 to Preliminary Proxy Statement
                      (incorporated  by  reference  to the Schedule 14A/A
                      filed by Concentra on July 16, 1999).
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  (d)(4)              Form  of  Proxy.
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  (d)(5)              Press Release issued by Concentra Managed Care, Inc. dated as of April 28, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Concentra on April 28,
                      1999).
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  (d)(6)              Press Release issued by Concentra Managed Care, Inc. dated as of March 3, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Concentra on March 3,
                      1999).
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  (d)(7)              Press Release issued by Concentra Managed Care, Inc. dated as of March 25, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Concentra on March 29,
                      1999).
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  (e)                 Text of Section 262 of the  Delaware  General  Corporation
                      Law (included as Appendix C to the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
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  (f)                 Not applicable.
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  99.1*               Powers of Attorney.
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* Previously filed

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              CONCENTRA MANAGED CARE, INC.


                              By:   /s/ Daniel J. Thomas*
                                 -----------------------------------
                                    Daniel J. Thomas
Dated: July 15, 1999                President


                              YANKEE ACQUISITION CORP.

                              By:   /s/ Paul B. Queally
                                 -----------------------------------
                                    Paul B. Queally
Dated: July 15, 1999                President

                              WELSH, CARSON, ANDERSON & STOWE, VIII, L.P.

                              By:    WCAS VIII Associates, LLC, General Partner



                              By:   /s/ Paul B. Queally
                                 -----------------------------------
                                    Paul B. Queally
Dated: July 15, 1999                Managing Member

                              JOHN K. CARLYLE

                              /s/ John K. Carlyle*
Dated: July 15, 1999          --------------------------------------------------

                              W. TOM FOGARTY, M.D.

                              /s/ W. Tom Fogarty, M.D.*
Dated: July 15, 1999          --------------------------------------------------


                              JAMES M. GREENWOOD

                              /s/ James M. Greenwood*
Dated: July 15, 1999          --------------------------------------------------


                              THOMAS E. KIRALY

                              /s/ Thomas E. Kiraly*
Dated: July 15, 1999          --------------------------------------------------


                              KENNETH LOFFREDO

                              /s/ Kenneth Loffredo*
Dated: July 15, 1999          --------------------------------------------------


                              RICHARD A. PARR II

                              /s/ Richard A. Parr II
Dated: July 15, 1999          --------------------------------------------------


                              DANIEL J. THOMAS

                              /s/ Daniel J. Thomas*
Dated: July 15, 1999          --------------------------------------------------

*The undersigned, by signing his name hereto, does sign and execute this
Schedule 13E-3 as of this 1st day of July, 1999 pursuant to the Powers of Attorney executed on behalf of the above-named officers and directors as previously filed with the Securities and Exchange Commission

                              By: /s/ Richard A. Parr II
                              --------------------------------------------------
                              Richard A. Parr II
                              Attorney-in-Fact